1. Name and Address of Reporting Person
   PALAGIANO, VINCENT F.
   209  Havemeyer Street
   Brooklyn, NY 11211
   Kings
2. Issuer Name and Ticker or Trading Symbol
   Dime Community Bancshares, Inc. (DCOM)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   5/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chairman and CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       05/02/2002 M             10000       A      $6.4500                     D
Common Stock                       05/02/2002 S             -10000      D      $24.0063                    D
Common Stock                       05/06/2002 M             10000       A      $6.4500                     D
Common Stock                       05/06/2002 S             -10000      D      $25.0048                    D
Common Stock                       05/10/2002 M             7125        A      $6.4500                     D
Common Stock                       05/10/2002 S             -7125       D      $26.0015                    D
Common Stock                       05/16/2002 M             2875        A      $6.4500                     D
Common Stock                       05/16/2002 S             -2875       D      $26.0000   353749           D
Common Stock                                                                              46978            I           401(k) Plan
Common Stock                                                                              27804            I           ESOP
Common Stock                                                                              0                I           RRP
Common Stock                                                                              127024           I           BMP

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $6.45    05/02/2002 M               10000 12/26/1997 12/26/2006 Common  10000    $6.4500             D
(Right to buy)                                                                 Stock
Stock Options  $6.45    05/06/2002 M               10000 12/26/1997 12/26/2006 Common  10000    $6.4500             D
(Right to buy)                                                                 Stock
Stock Options  $6.45    05/10/2002 M               7125  12/26/1997 12/26/2006 Common  7125     $6.4500             D
(Right to buy)                                                                 Stock
Stock Options  $6.45    05/16/2002 M               2875  12/26/1997 12/26/2006 Common  2875     $6.4500    505270   D
(Right to buy)                                                                 Stock
Stock Options  $16.36                                               11/21/2011 Common                      112500   D
(Right to buy)                                                                 Stock

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ VINCENT F. PALAGIANO

DATE
06/10/2002